Contact

www.linkedin.com/in/
kristopheresqueda (LinkedIn)
www.markriswine.com (Company)
www.vinylsf.com (Company)
www.saisonsf.com (Company)

Top Skills

Wine

Restaurant Management

Brand Management

Kristopher Esqueda

Real Estate Entrepreneur
Nashville, Tennessee, United States

Summary

Kristopher is a seasoned real estate professional and investor with a focus on helping clients navigate the fast-moving Middle Tennessee market—especially within Nashville's urban core.

Before diving into real estate, Kristopher spent over a decade building and operating hospitality-driven food and beverage concepts in San Francisco. That experience laid the foundation for his success today, combining creativity, operational excellence, and a deep understanding of what drives value. After working alongside some of the top independent real estate investors and developers in the Bay Area, he made a seamless transition into the real estate world, guided by a commitment to integrity, transparency, and hard work.

From managing teams and overseeing construction to working with investors, negotiating leases, and navigating tax and legal considerations, Kristopher brings a well-rounded skill set to the table. Whether he's helping a first-time buyer, seasoned investor, or business owner, Kristopher brings the same level of dedication, clear communication, and attention to detail to every relationship. His clients benefit from a trusted network of experts—and a real estate experience that feels informed, collaborative, and tailored to their goals.

Kristopher is a graduate of San Francisco State University's Lam Family College of Business with an emphasis in Marketing & Consumer Behavior. He was awarded VILLAGE Real Estate "Rookie of the Year" his first year and has been recognized as a multi-million dollar producer by Greater Nashville Association of Realtors every year since for the number of families and professionals he serves. He's a terrible golfer with a passion for his dog Kevin, lake days, good food, wine & music.

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Experience

KASA real estate
Principal
August 2020 - Present (4 years 9 months)
Nashville, TN

Real Estate Sales, New Construction Marketing & Development

Pullman at Gulch Union
New Development High-Rise Specialist
November 2023 - Present (1 year 6 months)
Nashville, Tennessee, United States

Discover the epitome of sophistication and urban living in the center of Nashville's vibrant and highly desired Gulch neighborhood. Pullman Gulch Union is minutes from all prime Nashville destinations and will be a sanctuary in the city, a perfect intersection of elegance and convenience. 300 well appointed residences await.

Coral Club
Partner
May 2024 - Present (1 year)
Nashville, Tennessee, United States

Business partner for Coral Club, Nashvilles latest rooftop cocktail experience. Handled all aspects of tax, legal, accounting, fundraising and investor relations on behalf of the partnership. Raised nearly $1M through debt & equity financing during one of the more difficult fundraising cycles of the last decade. Utilized small community lending organizations, friends, family, investor outreach and also WeFunder, a crowdsourced investment platform through a Form C filing with the SEC. We opened a community investment round to unaccredited investors and began a public marketing campaign involving traditional, digital and social media outlets. We hit our fundraising goal in less than 6 weeks, and became one of the most successful F&B raises on the platform. Becoming a case study for both the Wefunder platform and other crowdfunding companies with F&B clientele.

Compass
Real Estate Advisor
January 2019 - Present (6 years 4 months)
Greater Nashville Area, TN

Residential & Commercial Real Estate Professional working with Buyers, Sellers, Investors, Business Professionals & Builders
VILLAGE 2019 Rookie of the Year

VILLAGE 2020-2023 $8M-$15M Producer Award
Greater Nashville Realtors Silver Award Winner 2019-2023

Cactus Capital
Principal
April 2020 - Present (5 years 1 month)
Nashville, Tennessee, United States

Cactus Capital * Cactus Capital Holdings is a real estate development
& investment company focused on real estate infill projects & value add
investments within Nashville and its urban core. We build, develop, buy & hold
real estate assets with our partners focused on both short term and long term
wealth creation.

Matador Taco & Tequileria
Owner/Operator
February 2016 - January 2018 (2 years)
679 Sutter St., San Francisco, CA

Huxley Restaurant
Owner/Operator
October 2014 - November 2017 (3 years 2 months)
San Francisco

Casual neighborhood restaurant offering extensive wine list with focus on
Burgundy & Boutique CA growers
sold restaurant to relocate to Nashville 2018

Vinyl Wine Bar
Owner/Operator
2012 - January 2015 (3 years)
San Francisco Bay Area

Neighborhood Wine Bar within Coffee Shop concept unique in San Francisco
at its inception.
Partnered with SF Nightlife Hospitality & Commercial Real Estate Team at
Lada Group Inc.
Sold concept to Lada Group Inc 2016

Saison Hospitality Group
Founding Partner/Co-Owner
2009 - 2013 (4 years)
Mission District, San Francisco, CA

1 Michelin Star - 2011

2 Michelin Star - 2012, 2013, 2014
3 Michelin Star - 2015, 2016, 2017, 2018
San Pellegrino Worlds 50 Best Restaurants 2016 #27, 2017 #37, 2018 #46
Founded restaurant at age 23 & built systems and processes to go from
Sunday pop up to full service brick and mortar operation. Built out reservation
and payment platform first of its kind "pay in advance" primary duties involved
Investor Relations, complex business operations but mostly polishing
glassware and putting out fires.
Sold interest to investors 2014

Education

San Francisco State University, Lam Family College of Business
B.S., Marketing · (2006 - 2009)